Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	FleetMatics Group Limited
Amended Registration Statement on Form F-1
Confidentially Submitted on July 11, 2012
CIK No. 0001526160

Dear Mr. Crispino:

This letter is submitted on behalf of FleetMatics Group Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 confidentially submitted on July 11, 2012 (the “Amendment No. 1”), as set forth in the letter dated July 27, 2012 addressed to James M. Travers, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing the Form F-1 Registration Statement (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and a Registration Statement (marked to show changes from the Amendment No. 1).

Mr. Crispino

United States Securities and Exchange Commission

August 20, 2012

Critical Accounting Policies

Valuations of ordinary shares, page 56

1.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 61 of the Registration Statement. The Company advises the Staff that it will further revise the disclosures in a future amendment to the Registration Statement, to include the relevant estimated intrinsic values, once an estimated per share price range for the offering has been determined.

Business

The Fleet Management Market Opportunity, page 77

2.	We note your response to prior comment 23. As you commissioned the data attributed to Frost & Sullivan, please file a consent from this company as an exhibit to your registration statement; alternatively, delete the reference to Frost & Sullivan. See Section 7(a) of the Securities Act.

RESPONSE: A consent from Frost & Sullivan is attached as Exhibit 23.4 to the Registration Statement.

Our Growth Strategy

Continue to expand internationally, page 80

3.	As expanding your business internationally is one of your key initiatives, please tell us what consideration you have given to discussing the actions you expect to take to further this initiative over the next 12 months.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 86. The Company respectfully advises the staff that it expects to continue to actively explore opportunities to increase sales internationally but, beyond the expansions of its Web sales and field sales teams in the U.K. as disclosed in the revised disclosure on page 86, the Company has no other specific initiatives at this time.

Mr. Crispino

United States Securities and Exchange Commission

August 20, 2012

Related-Party Transactions, page 102

4.	We note your response to prior comment 31. Please supplementally provide us with a copy of the Limited Partnership Agreement for our review. Also, tell us whether any provisions of the agreement will be effective after consummation of the offering.

RESPONSE: The Company respectfully advises the Staff that the Company is not permitted to provide the Limited Partnership Agreement because it is not a party to the Limited Partnership Agreement. As the Company is not a party to the Limited Partnership Agreement, there are no provisions which are enforceable against the Company and therefore there are no provisions of the Limited Partnership Agreement which are material to potential investors in the offering.

Principal Shareholders and Selling Shareholders, page 105

5.	Since it appears Fleetmatics Investor Holdings, L.P. will be the selling shareholder in your offering, please disclose the individual or individuals who exercise the voting and dispositive powers over the shares held by this entity. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, advise us if this entity is an affiliate of a broker-dealer.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in Footnote 2 to the Principal Shareholders and Selling Shareholders table on page 112, which provides additional information on Fleetmatics Investor Holdings, L.P. (“Holdings”), to name the employees of Investcorp Bank B.S.C., who collectively exercise ultimate voting and dispositive powers over the shares issuable to Holdings. Investcorp Bank B.S.C. is a company whose shares are publicly traded on the Bahrain Bourse (formerly known as the Bahrain Stock Exchange). Holdings is under common control with N.A. Investcorp, LLC, an entity that is a registered broker-dealer. N.A. Investcorp, LLC does not engage in transactions in publicly traded securities on behalf of customers.

Enforcement of Civil Liabilities, page 143

6.	We note your response to prior comment 34. Please provide the basis for your beliefs that Irish courts are “likely” to accept jurisdiction if a claim for breach of U.S. securities law is issued against you in Irish courts and that Irish law on this point is “unsettled.”

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 149. In addition, the Company respectfully advises the Staff that it has been advised by its special Ireland counsel that Ireland, as a Member State of the European Union, is subject to the Brussels Regulation on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters (the “Regulation”). Article 2 of that Regulation states that “Subject to [the] Regulation, persons domiciled in a Member State shall, whatever their nationality, be sued in the Courts of that Member State”. The European Court of Justice (“ECJ”) has interpreted

Mr. Crispino

United States Securities and Exchange Commission

August 20, 2012

Article 2 as meaning that a court of a Member State is precluded from declining jurisdiction conferred on it by Article 2 on the ground that a court of a Non-Member State (such as the United States) would be a more appropriate forum for the trial of the action. This was so held by the ECJ in Owusu v Jackson ([2005] ECR I-1383). Irish courts are bound by decisions of the ECJ and therefore if the Company (which is an Irish company) is sued in the Irish courts for breaches of US securities laws, the Irish courts are likely to follow Owusu and accept jurisdiction.

The Company has been advised by its special Ireland counsel that the law in Ireland is unsettled on this point because a recent decision from Ireland which considered the Owusu case referred to above and Article 2 of the Regulation cast some doubt on the position. The case is Goshawk Dedicated Ltd & ors v Life Receivables Irl Ltd ([2009] IESC 7) where the court dealt with a different but related question; specifically, whether a Member State court can decline jurisdiction where there is a pre-existing claim, involving the same parties and dealing with the same issues, before the courts of a non-Member State. The Irish High Court had held, following Owusu, that it could not decline jurisdiction even though there were pre-existing proceedings dealing with the same subject matter in existence in the Court of a non-Member State (in that case, it was the court of the U.S. State of Georgia). However, the decision was appealed to the Supreme Court, which declined to follow Owusu and instead referred the question to the ECJ. The case settled before the ECJ ruled on the point.

In conclusion, the Company’s special Ireland counsel has advised it that Irish courts are likely to accept jurisdiction were the Company to be sued in Ireland for breaches of U.S. securities laws, but if the Company is already being sued for the same breaches in the court of a non-Member State, it is possible, though not likely, that the Irish courts will decline jurisdiction in favor of the court of the non-Member State which is first seised of the claim.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page F-13

7.	We note your response to prior comment 36. Please expand your disclosure to include some of the information provided in your response that explains how you concluded that the U.S. dollar is the reporting currency of the parent entity.

RESPONSE: In response to the Staff’s comment, the Company has expanded its disclosure on page F-16 to explain how it concluded that the U.S. dollar is the reporting currency of the parent entity.

Mr. Crispino

United States Securities and Exchange Commission

August 20, 2012

8.	We have reviewed your response to prior comment 40. Please include some of the information provided in your response in your disclosure to explain the nature of the deferred shares.

RESPONSE: In response to the Staff’s comment, the Company has expanded its disclosure on page F-34 to describe the purpose of its issuance of deferred shares.

Note 15. Share-Based Awards, page F-31

9.	Tell us and disclose if you have granted any options subsequent to December 31, 2011. Refer to FASB ASC 260-10-50-2. If so, also revise your disclosure for Valuation of Ordinary Shares on page 56.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosures on page 58 and on pages F-37 and F-38 to disclose the number of options granted by the Company subsequent to December 31, 2011. The Company supplementally advises the Staff that only a de minimis number of options (70,000 in aggregate) were granted by the Company subsequent to June 30, 2012.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jim Travers, FleetMatics Group Limited
Steve Lifshatz, FleetMatics Group Limited
Kenneth J. Gordon, Esq., Goodwin Procter LLP

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